Exhibit 99(a)(14)

EFiled: Jan 10 2005 10:57AM EST
Filing ID 4912100

IN THE COURT OF CHANCERY OF ‘FEE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
JEAN STRIFFLER, individually and on	:
behalf of all others similarly situated,	:	Civil Action No.
:
Plaintiff,	:	CLASS ACTION
	:	COMPLAINT
-against	:
:
FEG HOLDINGS, INC., FOX	:
ENTERTAINMENT GROUP, INC., THE	:
NEWS CORPORATION, K. RUPERT	:
MURDOCH, PETER CHERNIN, DAVID	:
F. DeVOE, ARTHUR M. SISKIND,	:
LACHLAN K. MURDOCH, CHRISTOS	:
M. COSTAKOS, and PETER POWER,	:
:
Defendants.	:
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INTRODUCTION

Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

1. This action arises out of an unlawful scheme and plan by K. Rupert Murdoch (“R. Murdoch”) to exchange the Class A Common Stock of Fox Entertainment Group, Inc. (“Fox” or the “Company”) at a grossly inadequate exchange ratio and without full and complete disclosure of all material information, in breach of defendants’ fiduciary duties.

THE PARTIES

2. Plaintiff is and has been at all relevant times the owner of Fox Class A common stock.

3. Defendant Fox is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 1211 Avenue of the Americas, New York, New York, Fox

is an entertainment company with four operating business segments: Filmed Entertainment, Television Stations, Broadcast Network and Cable Network Programming. As of October 10, 2003, Fox had issued and outstanding about 352.4 million shares of Class A common stock (one vote per share) and 547.5 million shares of Class B common stock (ten votes per share).

4. Defendant FEG Holdings, Inc. (“FEG”) is an indirect wholly owned subsidiary of defendant News Corporation (“News Corp.”) (collectively, FEG and News Corp. are referred to herein as “News Corp.”). News Corp. owns 252J 59,080 shares of Class A Common Stock and 100% of the 547.5 million shares of Class B Common Stock, representing in the aggregate 82.16% of the equity and 97% of the voting power of Fox.

5. Defendant R. Murdoch has been Chairman of Fox since 1992 and Chief Executive Officer since 1995. Murdoch has served as a director and Chief Executive of News Corp. since it was formed in 1979 and serves as a director of several News Corp.-related subsidiaries.

6. Defendant Peter Chernin (“Chernin”) is a director, President and Chief Operating Officer of Fox, and director, President and Chief Operating Officer of News Corp.

7. Defendant David F. DeVoe (“DeVoe”) has been Senior Vice President and Chief Financial Officer of Fox since 1998. DeVoe also serves as a director, Chief Financial Officer and Finance Director of News Corp.

8. Defendant Arthur M. Siskind (“Siskind”) has been a director, Senior Executive Vice President and General Counsel of Fox and director, Group General Counsel of News Corp.

9. Defendant Lachlan Murdoch (“L. Murdoch”) has been a director of Fox since 2002 and Executive Director and Deputy Operating Officer of News Corp.

10. Defendants Christos M. Cotsakos (“Cotsakos”), and Peter Powers (“Powers”) are directors of Fox.

11. The individual defendants named above (the “Individual Defendants”), as officers and/or directors of the Company, (as specified above) and Murdoch and News, as the controlling stockholders of Fox, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

13. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of September 2003, there were hundreds if not millions of holders of record of Fox Class A common stock and likely many more beneficial owners.

(b) There are questions of law and fact which are common to the Class including, inter alia, the following:

(i) Whether the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

(ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

(iii) Whether the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

(iv) Whether plaintiff and the other members of the Class would he irreparably damaged if the Individual Defendants, are not enjoined from the conduct described herein.

14. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

16. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

BACKGROUND AND SUBSTANTIVE ALLEGATIONS

17. On January 10, 2005, Fox announced in a press release that News Corp. had offered to exchange each Fox Class A Common Stock not owned by it for 1.90 shares of News Corp.’s Class A Common Stock (the “Offer”).

18. Based upon the current price of News Corp. the exchange ration in the Offer only represents a meager 7.4% premium to Fox’s closing price of $31.22 on January 7, 2005. Upon news of the Offer, the price of Fox stock traded over the price in the Offer, trading early at $ 34.00 per share.

19. News Corp. and its subsidiaries have engaged in a broad range of relationships with Fox, and have various agreements governing ongoing relationships, including an Agreement which provides for intercompany use of treasury and cash management functions:

•	Personnel sharing agreements

•	Employee benefit-sharing, including insurance

•	A royalty-free license to use certain trademarks and service marks of each other

20. As of June 30, 2003, Fox owed approximately $704 million to Affiliates of News Corp., maturing June 30, 2008.

21. Because Murdoch and News hold a majority voting interest in Fox, no third party will likely bid for Fox. Defendants thus will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders.

22. News and Murdoch are intent on paying the lowest possible price to Class members, even though they are duty-bound to offer the highest ratio to the Company’s public shareholders. Thus, Murdoch and News have clear and material conflicts of interest in the Offer.

23. Each of the remaining Individual Defendants is beholden to Murdoch and News and thus, do not have the requisite disinterest or independence required to impartially consider the Offer.

24. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Fox’s assets and business and will be prevented from obtaining a fair ratio for their shares of Fox’s Class A common stock.

25. The Offer has been timed and structured unfairly in that:

(a) The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class; and

(b) The Individual Defendants have violated their duty of fair dealing by offering an exchange ration that does not fully value the assets of Fox.

26. The Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer, to the irreparable harm of plaintiff and the Class.

27. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(A) Declaring this to he a proper class action and naming plaintiff as Class representative;

(B) Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

(C) In the event the Offer is consummated, rescinding the Offer and awarding rescissionary damages;

(D) Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

(E) Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs reasonable attorneys and experts fees; and

(F) Granting such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ NORMAN M. MONHAIT
Norman M. Monhait (DSBA # 1040) Suite 1401, Citizens Bank Center 919 Market Street Wilmington, DE 19899 Tel: (302) 656-4433 Fax: (302) 658-7567 Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF &

SUCHAROW LLP

100 Park Avenue

New York, New York 10017

(212) 907-0700